O’Melveny & Myers LLP Two Embarcadero Center 28ᵗʰ Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number:

January 29, 2024 Via EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	C. Brophy Christensen D: +1 415 984 8793 bchristensen@omm.com

Re:	Liberty Sirius XM Holdings Inc. Registration Statement on Form S-4

Ladies and Gentlemen

On behalf of Liberty Sirius XM Holdings Inc. (“New Sirius”), a wholly owned subsidiary of Liberty Media Corporation (“Liberty Media”), we enclose herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), New Sirius’ Registration Statement on Form S-4 (the “Form S-4”), which includes the preliminary proxy statement and notice of Liberty Media, prospectus of New Sirius, and notice and information statement of Sirius XM Holdings Inc. (“Sirius XM Holdings”), relating to the registration of the distribution of shares of common stock of New Sirius, par value $0.001 per share (“New Sirius Common Stock”), to be issued to (a) holders of (i) Liberty Media’s Series A Liberty SiriusXM common stock, par value $0.01 per share (“LSXMA”), (ii) Liberty Media’s Series B Liberty SiriusXM common stock, par value $0.01 per share (“LSXMB”), and (iii) Liberty Media’s Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK” and, together with LSXMA and LSXMB, collectively, “Liberty SiriusXM Common Stock”), in connection with the Redemption (as defined below) and (b) holders of common stock, par value $0.001 per share (“Sirius XM Common Stock”), of Sirius XM Holdings (other than shares of Sirius XM Common Stock beneficially owned by Sirius XM Holdings or New Sirius or any of its subsidiaries), in connection with the Merger (as defined below).

At a special meeting of Liberty Media’s LSXMA and LSXMB stockholders, such stockholders will be asked to consider and vote on certain proposals, including a proposal to approve the redemption by Liberty Media of each outstanding share of LSXMA, LSXMB and LSXMK for such number of shares of New Sirius Common Stock equal to the Exchange Ratio (as defined in the Reorganization Agreement, dated as of December 11, 2023 (the “Reorganization Agreement”), by and among Liberty Media, New Sirius and Sirius XM Holdings, and as further described below) (such redemption and exchange, the “Redemption”), with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock. Prior to the Redemption, all of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group will be contributed to and assumed by New Sirius (the “Contribution”). We refer to the Contribution, the Redemption and the resulting separation of New Sirius from Liberty Media pursuant to the Contribution and Redemption as the “Split-Off”.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Prior to the closing of the Split-Off and pursuant to the Reorganization Agreement, the Exchange Ratio (rounded to the nearest ten-thousandth) will be calculated based on (i) the number of shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries (including New Sirius and its subsidiaries) immediately prior to the Split-Off reduced by a net liabilities share adjustment, divided by (ii) the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock after the close of the market on the date that is seven business days prior to the date of closing of the Redemption as further described in the Form S-4.

Concurrent with entry into the Reorganization Agreement, New Sirius, Liberty Media, Sirius XM Holdings and Radio Merger Sub, LLC, a wholly owned subsidiary of New Sirius (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of December 11, 2023 (the “Merger Agreement”), pursuant to which, substantially concurrently with, but following, the completion of the Split-Off, Merger Sub will merge with and into Sirius XM Holdings (the “Merger” and, together with the Split-Off, the “Transactions”), with Sirius XM Holdings surviving the Merger as a wholly owned subsidiary of New Sirius. Upon completion of the Merger, each share of Sirius XM Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares beneficially owned by Sirius XM Holdings or New Sirius or any of its subsidiaries) will be converted into the right to receive one share of New Sirius Common Stock.

The Transactions are described in detail in the Form S-4 filed herewith.

We have been advised that a filing fee in the amount of $[•] has been paid in connection with the filing of the Form S-4 by wire transfer to the Securities and Exchange Commission’s account.

Should any questions arise with respect to this filing, please contact the undersigned at bchristensen@omm.com or (415) 984-8700.

Sincerely,

/s/ C. Brophy Christensen
C. Brophy Christensen

CBC

cc:	Liberty Sirius XM Holdings Inc. Renee L. Wilm Brittany A. Uthoff Katherine C. Jewell Michael E. Hurelbrink

Sirius XM Holdings Inc. Patrick L. Donnelly

Simpson Thacher & Bartlett LLP Eric M. Swedenburg Johanna Mayer

Debevoise & Plimpton Michael A. Diz
William D. Regner

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